SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO Section
240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO 240.13d-2
(AMENDMENT NO. ______)*
Perfumania Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
71376c 10 0
(CUSIP Number)
April 18, 2012
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
  Rule 13d-1(b)
  Rule 13d-1(c)
  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 71376c 10 0
13G
Page 2 of 5 Pages
1
NAMES OF REPORTING PERSONS

SHAWN COREY CARTER

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
	(b)
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH
5
SOLE VOTING POWER
1,919,784

6
SHARED VOTING POWER
-0-

7
SOLE DISPOSITIVE POWER
1,919,784

8
SHARED DISPOSITIVE POWER
-0-
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,919,784
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.4 %
12
TYPE OF REPORTING PERSON

IN




Item 1(a).	Name of Issuer:
Perfumania Holdings, Inc., a Florida corporation (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
35 Sawgrass Drive, Suite 2, Bellport, NY 11713
Item 2(a).	Name of Person Filing:
Shawn Corey Carter
Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o S. Carter Enterprises, LLC, 1411 Broadway, New York, NY 10018
Item 2(c).	Citizenship:
United States
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the "Common Stock")
Item 2(e).	CUSIP Number:
71376c 10 0
Item 3.		If this statement is filed pursuant to Section 240.13d-l(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.		Ownership.
(a)	Amount Beneficially Owned:
1,919,784 shares.
The 1,919,784 shares consists of (i) 300,000 shares held by Mr. Carter,
(ii) warrants to purchase 1,193,118 shares of Common Stock held by Mr. Carter, and (iii) warrants to purchase 426,666 shares of Common Stock held by Marcy Fragrance Trading Co. LLC ("Marcy Trading"). Mr. Carter has sole voting and dispositive power over the warrants held by Marcy Trading.
(b)	Percent of Class:

11.4 %
The percentage set forth above is calculated based upon 15,285,046 shares of Common Stock outstanding on April 27, 2012. The number of outstanding shares on such date is as reported by the Issuer.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
1,919,784 shares

(ii)	shared power to vote or to direct the vote:
-0-

(iii)	sole power to dispose or to direct the disposition of:
1,919,784 shares

(iv)	shared power to dispose or to direct the disposition of:
-0-
Item 5.		Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.		Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.		Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.
Item 8.		Identification and Classification of Members of the Group.
Not applicable.
Item 9.		Notice of Dissolution of Group.
Not applicable.
Item 10.		Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under
Section 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May 1, 2012

____Shawn Corey Carter /s/___________
            Shawn Corey Carter



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